SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
 SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Education Lending Group, Inc.
(Name of Subject Company)

CIT ELG Corporation
a wholly owned subsidiary of
CIT Group Inc.
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of filing persons)

Copy to:
Peter D. Lyons
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$377,398,083.15	$44,419.76

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $19.05, the per share tender offer price, by 19,810,923, the sum of the 17,832,052 currently outstanding shares of Common Stock sought in the Offer and the 1,978,871 shares of Common Stock subject to vested options and warrants as of December 31, 2004.

**	Calculated as 0.011770% of the transaction value.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,419.76	Filing Party: CIT ELG Corporation
Form or Registration No.: Schedule TO-T	Date Filed: January 14, 2005

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.

|_|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed on January 14, 2005 by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005 (the “Offer to Purchase”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 3. Identity and Background of Filing Person

        Schedule I to the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph between the biographies of Marianne Miller Parrs and Vice Admiral John R. Ryan:

Timothy M. Ring	Director of CIT since January 2005. Mr. Ring has served as Chairman and Chief Executive Officer of C.R. Bard, Inc. since August 2003, having been Group President from April 1997 to August 2003, Group Vice President from December 1993 to April 1997 and Corporate Vice President-Human Resources from June 1992 to December 1993. Mr. Ring has been a director of C.R. Bard, Inc. since August 2003 and is a member of the Executive Committee. Prior to Bard, he worked for Abbott Laboratories for nearly 10 years, most recently as Director of Personnel for the Hospital Products Division.

Item 11. Additional Information

        In Section 15 of the Offer to Purchase, the second paragraph under “Antitrust” is hereby amended and restated in its entirety as follows:

Pursuant to the HSR Act, on January 21, 2005, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration or earlier termination of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 7, 2005, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional

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information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 1 and Section 14.

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

CIT ELG CORPORATION

By:	/s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

CIT GROUP INC.

By:	/s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel

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